116 Huntington Avenue

Boston, MA 02116

September 23, 2009

BY EDGAR AND BY FAX (703) 813-3288

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Robert S. Littlepage, Jr.
Melissa Hauber

Re:	American Tower Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 1-14195

Form 10-Q for Fiscal Quarter Ended June 30, 2009
File No. 1-14195

Ladies and Gentlemen:

On behalf of American Tower Corporation (the “Company”), we refer to the letter dated September 9, 2009 (the “Letter”) from the staff of the Commission (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2009. As discussed with the Staff in a telephone exchange with Melissa Hauber on September 23, 2009, we request an extension to the 10 business day response requirement noted in the Letter. With Staff approval, we will provide responses to the Letter no later than October 7, 2009. We believe the additional time is required to properly review and finalize the responses.

If you require additional information, please telephone the undersigned at (617) 375-7500.

Very truly yours,

/s/ Edmund DiSanto
Edmund DiSanto
Executive Vice President, Chief Administrative Officer and General Counsel

cc:	Thomas A. Bartlett
Michael John McCormack, Esq.
Mneesha O. Nahata, Esq.
American Tower Corporation
Thomas V. Milbury
Deloitte & Touche LLP
Sandra L. Flow, Esq.
Cleary Gottlieb Steen & Hamilton LLP

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